BYLAWS

OF

MYSTREME, INC.

a Delaware corporation

BYLAWS OF
MYSTREME, INC.

THESE BYLAWS (these "**Bylaws**") of MyStreme, Inc., a Delaware corporation (the "**Corporation**"), are made and entered into as of the 12th day of July 2022 (the "**Effective Date**").

ARTICLE I
NAME; OFFICE; PURPOSE

Section 1.1 **Name**. The name of the Corporation is MyStreme, Inc.

Section 1.2 **Offices**. The principal office of the Corporation for the transaction of its business is located in the State of California. The Corporation may also have offices at such other places, within or without the State of Delaware or the State of California, where it is qualified to do business, as its business may require, and as the Board of Directors of the Corporation (the "**Board**") may, from time to time, designate or delegate to be designated.

Section 1.3 **General Purpose**. The affairs and activities of the Corporation are to engage in any lawful business provided for under the laws of the State of Delaware and any other jurisdiction in which the Corporation is qualified to do business, as its business may require, and as the Board may, from time to time, designate or delegate to be designated.

ARTICLE II
STOCKHOLDERS' MEETINGS

Section 2.1 **Places of Meetings**. Meetings of the stockholders of the Corporation (the "**Stockholders**") will be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board. The Board may, in its sole discretion, determine that a meeting of the Stockholders not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "**Code**").

Section 2.2 **Annual Meeting**. The annual meeting of Stockholders for the election of Directors and the transaction of any other proper business will be held on the date, at such hour, and at such place as designated from time to time by the Board.

Section 2.3 **Special Meetings**. Special meetings of the Stockholders may be called by (i) the President, (ii) the Board, or (iii) the holder(s) of shares entitled to cast not less than Twenty Percent (20%) of the votes at the meeting, and will be held at such place, on such date, and at such time as the Board fixes.

Section 2.4 **Notice of Meetings**. Written notice of the place, date, time, and purpose of all meetings of Stockholders will be given not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each Stockholder entitled to vote at such meeting, except as otherwise provided herein, or required by law. A waiver of notice by electronic mail or other electronic transmission or in writing signed by the person or persons entitled to the notice and delivered to the Secretary of the Corporation for inclusion in the minutes or filing with the corporate records, whether before, after, or during the meeting, will be equivalent to the giving of notice in accordance with these Bylaws. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual, regular, or special meeting of the Stockholders need be specified in the

waivers of notice of such meeting. Meetings may be held without notice if all the Stockholders entitled to vote are present or otherwise waive notice.

Section 2.5 **Quorum**. At all meetings of Stockholders, except as otherwise provided by applicable law, the Certificate of Incorporation of the Corporation, as amended or restated from time to time (the "**Certificate of Incorporation**"), these Bylaws, or any other agreement by and among Stockholders, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote thereat will constitute a quorum for the transaction of business. Where a separate vote by a class or classes or series is required, except as otherwise provided by applicable law, the Certificate of Incorporation, these Bylaws, or any other agreement by and among Stockholders, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to the vote on that matter. Except as otherwise provided by applicable law, the Certificate of Incorporation, these Bylaws, or any other agreement by and among Stockholders, the affirmative vote of the majority of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Section 2.6 **Voting Rights**. For the purpose of determining those Stockholders entitled to vote at any meeting of the Stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation will be entitled to vote at any meeting of Stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a Stockholder.

Section 2.7 **Joint Owners of Stock**. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting will have the following effect: (a) if only one (1) votes, his or her act binds all; (b) if more than one (1) votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to a court of competent jurisdiction for relief. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of subsection (c) will be a majority or even split in interest.

Section 2.8 **Proxies**. At any meeting of the Stockholders, every Stockholder entitled to vote or to express consent or dissent may do so in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, electronic transmission, facsimile, or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, electronic transmission, facsimile, or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 2.9 **Action Without Meeting**. Unless otherwise provided in the Certificate of Incorporation, any action required by applicable law to be taken at any annual or special meeting of the Stockholders, or any action that may be taken at any annual or special meeting of the Stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, is signed by the holders of outstanding stock having not less than the

minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Section 2.10 **Organization**. The Board is entitled to make such rules or regulations for the conduct of meetings of Stockholders as it deems necessary, appropriate, or convenient.

Section 2.11 **Record Date**. If the Board does not fix a record date: (i) the record date for determining the Stockholders entitled to notice of any Stockholder meeting shall be at the close of business on the day immediately preceding the day on which notice of a meeting of the Stockholders is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held; (ii) the record date for determining the Stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board is required by law, shall be the date set forth on such written consent as the effective date of such action; and (iii) the record date for determining the Stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

ARTICLE III
DIRECTORS

Section 3.1 **Number and Term of Office**. The number of Directors constituting the Board will be no fewer than one (1) nor more than seven (7). The initial Board shall consist of three (3) directors, being John J. Lee, Jr., Jason Brents, and Stephen Wollwerth. The authorized number of directors of the Corporation may be increased or decreased by the Stockholders from time to time. Directors need not be Stockholders unless so required by the Certificate of Incorporation or any other agreement by and among Stockholders. If for any reason the directors have not been elected at the Stockholders' annual meeting, they may be elected as soon thereafter as convenient.

Section 3.2 **General Powers**. The business and affairs of the Corporation will be managed by or under the direction of the Board, except as otherwise provided by the Code, the Certificate of Incorporation, or these Bylaws.

Section 3.3 **Term of Directors**. Directors may be elected at each annual meeting of Stockholders to serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. No decrease in the number of director(s) constituting the Board will, of itself, shorten the term of any incumbent director.

Section 3.4 **Vacancies**. Unless otherwise provided in the Certificate of Incorporation, any vacancies on the Board resulting from death, resignation, disqualification, removal, or other cause and any newly created directorships resulting from any increase in the number of directors will be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board, or by a sole remaining director; provided, however, whenever the holders of any class or classes of stock or series thereof are entitled to elect one (1) or more directors by the provisions of the Certificate of Incorporation or another agreement by and among Stockholders and the Corporation, vacancies and newly created directorships of such class or classes or series will be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office only for the remainder of the term of the director for which the vacancy was created or occurred or until such director's successor or replacement is elected and qualified by the applicable Stockholders, whether at an annual meeting or otherwise.

Section 3.5 **Resignation**. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a

particular time, upon receipt by the Secretary or at the pleasure of the Board. If no such specification is made, it will be deemed effective at the pleasure of the Board.

Section 3.6 **Removal**. Subject to any limitations imposed by applicable law, the Board or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to elect such director.

Section 3.7 **Meetings**.

(a) Regular Meetings. Unless otherwise provided by the Certificate of Incorporation, regular meetings of the Board may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board.

(b) Special Meetings. Unless otherwise provided by the Certificate of Incorporation, special meetings of the Board may be held at any time and place within or without the State of Delaware whenever called by the Chair of the Board, if any, the President (if also a director), or any director.

(c) Meetings by Electronic Communications Equipment. Any member of the Board, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.8 **Quorum and Voting.**

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board will consist of a majority of the total number of directors then serving; provided, however, if the Board is comprised of only one (1) director, then one (1) director will constitute a quorum. At any meeting, whether a quorum is present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board, without notice other than by announcement at the meeting. If the Certificate of Incorporation or other document by and among Stockholders or the

Corporation provides that one (1) or more directors have more or less than one (1) vote per director on any matter, every reference in these Bylaws to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different or additional vote is required by law, the Certificate of Incorporation, or these Bylaws (and, for the avoidance of doubt, if the Board is comprised of only one (1) director, then one (1) director will constitute a majority).

Section 3.9 **Action Without Meeting**. Unless otherwise provided by the Certificate of Incorporation, or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, is signed by not less than the minimum directors or committee members, as applicable, that would be necessary to authorize or take such action at a meeting at which all directors or committee members, as applicable, were present and voted, and provided such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 3.10 **Fees and Compensation**. Directors will be entitled to such compensation for their services as may be approved by the Board, including, if so approved, by resolution of the Board, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board and at any meeting of a committee of the Board. Nothing herein contained is to be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 3.11 **Committees**. The Board may, from time to time, appoint such committees as may be permitted by law. Such committees appointed by the Board will consist of one (1) or more members of the Board and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the power or authority in reference to (i) approving or adopting, or recommending to the Stockholders, any action or matter expressly required by the Code to be submitted to Stockholders for approval, or (ii) adopting, amending, or repealing any bylaw of the Corporation.

ARTICLE IV
DIRECTORS

Section 4.1 **Officers Designated**. The officers of the Corporation may include, if and when designated by the Board, the President, one (1) or more Vice Presidents, the Secretary, and the Treasurer, all of whom may be elected or appointed from time to time by the Board. The Board may also appoint a Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, one (1) or more Assistant Secretaries, Assistant Treasurers, and such other officers and agents with such powers and duties as it deems necessary. The Board may assign such additional titles to one (1) or more of the officers as it deems appropriate. Any one (1) person may hold any number of offices of the Corporation at any time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation will be fixed by or in the manner designated by the Board.

Section 4.2 Tenure and Duties of Officers.

(a) General. All officers will hold office at the pleasure of the Board until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board may be removed at any time by the Board. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board or an officer if so authorized by the Board.

(b) Duties of President. The President will preside at all meetings of the Stockholders and (if a director) at all meetings of the Board unless a Chair of the Board has been appointed and is present. If the Corporation does not have a separate chief executive officer, the President will be the chief executive officer of the Corporation and will, subject to the control of the Board, have general supervision, direction, and control of the business of the Corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board designates from time to time.

(c) Duties of Vice President. Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board or the President designates from time to time.

(d) Duties of Secretary. The Secretary will attend all meetings of the Stockholders and of the Board and will record all acts and proceedings thereof in the minute book of the Corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the Stockholders and of all meetings of the Board and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board designates from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board or the President designates from time to time.

(e) Duties of Treasurer. The Treasurer will keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and will render statements of the financial affairs of the Corporation in such form and as often as required by the Board or the President. The Treasurer, subject to the order of the Board, will have the custody of all funds and securities of the Corporation. The Treasurer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board or the President designates from time to time. In the absence or disability of a Treasurer, the Chief Financial Officer shall assume and perform the duties of the Treasurer and such other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board or the President designates from time to time.

Section 4.3 Delegation of Authority. The Board may, from time to time, delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.4 Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board or to the President or to the Secretary. Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective. Any resignation will be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 4.5 **Removal**. Any officer may be removed from office at any time, either with or without cause, by the Board.

ARTICLE V
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.1 **Execution of Corporate Instruments**. The Board may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name, or to enter into contracts on behalf of the Corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the Corporation. All checks and drafts drawn on banks or other depositories of funds to the credit of the Corporation or on special accounts of the Corporation will be signed by such person or persons as the Board authorizes so to do. Unless authorized or ratified by the Board or within the agency power of an officer, no officer, agent, or employee has any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.2 **Voting of Securities Owned by the Corporation**. All stock and other securities of other corporations or other entities owned or held by the Corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board, or, in the absence of such authorization, by the Chair of the Board, the President, or any Vice President.

ARTICLE VI
SHARES OF STOCK

Section 6.1 **Form and Execution of Certificates**. The shares of stock of the Corporation will either be represented by certificates or will be uncertificated, as determined by the Board. Certificates for the shares of stock, if any, of the Corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the Corporation represented by certificate, if any, will be entitled to have such certificate signed by or in the name of the Corporation by any two (2) authorized officers of the Corporation, including, but not limited to, the President, the Treasurer, any Vice President, or the Secretary or Assistant Secretary, certifying the number of shares owned by him/her/it in the Corporation. Any or all of the signatures on the certificate may be electronic or facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 6.2 **Lost Certificates**. A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the Corporation in such manner as it requires or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 6.3 Restrictions on Transfer.

(a) Without limiting any restrictions provided by other agreements by and among Stockholder(s) and the Corporation, no holder of any of the shares of stock of the Corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "**Transfer**") without the prior written consent of the Corporation, upon duly authorized action of its Board. The Corporation may withhold consent for any legitimate corporate purpose, as determined by the Board.

(b) If a Stockholder desires to Transfer any shares, then the Stockholder shall first (1st) give written notice to the Corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(c) At the option of the Corporation, the Stockholder shall pay to the Corporation a reasonable transfer fee related to the costs and time of the Corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section 6.3 will be null and void, will not be recorded on the books of the Corporation, and will not be recognized by the Corporation. Transfers of record of shares of stock of the Corporation will be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(e) The restrictions on Transfer set forth in Section 6.3 are subject to any agreement entered into by and between the Corporation and the holders of any shares of stock.

(f) The restrictions on Transfer set forth in Section 6.3 will terminate upon the date securities of the Corporation are first (1st) offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "**1933 Act**").

(g) Certificates representing shares of stock of the Corporation, if any, will bear on their face a legend containing substantially the following language so long as the foregoing Transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTIONS AS MORE FULLY SET FORTH IN THE BYLAWS OF THE CORPORATION, AS MAY BE AMENDED FROM TIME TO TIME."

Section 6.4 Registered Stockholders. The Corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
OTHER SECURITIES OF THE CORPORATION

Section 7.1 **Execution of Other Certificates**. All bonds, debentures, and other corporate securities of the Corporation, other than stock certificates, may be signed by the Chair of the Board, the President, or any Vice President, or such other person as may be authorized by the Board, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, where any such bond, debenture, or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture, or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture, or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture, or other corporate security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture, or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture, or other corporate security so signed or attested has been delivered, such bond, debenture, or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the Corporation.

ARTICLE VIII
DIVIDENDS

Section 8.1 **Declaration of Dividends**. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, these Bylaws, and applicable law, if any, may be declared by the Board pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation, these Bylaws, and applicable law.

ARTICLE IX
FISCAL YEAR

Section 9.1 **Fiscal Year**. The fiscal year of the Corporation will end on December 31st of each year, unless changed by the Board.

ARTICLE X
INDEMNIFICATION

Section 10.1 **Directors and Executive Officers**. The Corporation will indemnify its directors and executive officers (for the purposes of this Article, "**executive officers**" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the Code or any other applicable law; provided, however, the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, the Corporation is not required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Code or any other applicable law, or (iv) such indemnification is required to be made hereunder.

Section 10.2 **Other Officers, Employees, and Other Agents**. The Corporation has the power to indemnify its other officers, employees, and other agents as set forth in the Code or any other applicable law. The Board has the power to delegate the determination of whether indemnification will be given to any such person, except executive officers, to such officers or other persons as the Board determines.

Section 10.3 **Expenses**. The Corporation will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director or executive officer of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust, or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, if the Code requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article X or otherwise. Notwithstanding the foregoing, unless otherwise determined pursuant hereto, no advance will be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation, in which event this paragraph will not apply) in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

Section 10.4 **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Article X will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Article X to a director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Code or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation will be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the Corporation (including its Board, independent legal counsel, or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Code or any other applicable law, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its

Stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

Section 10.5 **Non-Exclusivity of Rights**. The rights conferred on any person by this Article X are not exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees, or agents respecting indemnification and advances, to the fullest extent not prohibited by the Code or any other applicable law.

Section 10.6 **Survival of Rights**. The rights conferred on any person by this Article X will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors, and administrators of such a person.

Section 10.7 **Insurance**. To the fullest extent permitted by the Code, or any other applicable law, the Corporation, upon approval by the Board, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article X.

Section 10.8 **Amendments**. Any repeal or modification of this Article X is only prospective and does not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

Section 10.9 **Savings Clause**. If this Article X or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Corporation will nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that has not been invalidated, or by any other applicable law. If this Article X is invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation will indemnify each director and executive officer to the full extent under applicable law.

Section 10.10 **Certain Definitions**. For the purposes of this Article X, the following definitions apply:

a. The term "**proceeding**" is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration, and appeal of, and the giving of testimony in, any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative.

b. The term "**expenses**" is to be broadly construed and includes, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment, and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

c. The term "**Corporation**" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee, or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, stands in the same position under the provisions of this Article X with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

d. References to a "**director**," "**executive officer**," "**officer**," "**employee**," or "**agent**" of the Corporation include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee, or agent of another corporation, partnership, joint venture, trust, or other enterprise.

e. References to "**other enterprises**" include employee benefit plans; references to "**fines**" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "**serving at the request of the Corporation**" include any service as a director, officer, employee, or agent of the Corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is deemed to have acted in a manner "**not opposed to the best interests of the Corporation**" as referred to in this Article X.

ARTICLE XI
AMENDMENTS

Section 11.1 **Amendments**. The Board is expressly empowered to adopt, amend, or repeal Bylaws of the Corporation. The Stockholders also have power to adopt, amend, or repeal Bylaws of the Corporation.

ARTICLE XII
LOANS TO OFFICERS

Section 12.1 **Loans to Officers**. Except as otherwise prohibited under applicable law, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a director of the Corporation or its subsidiaries, whenever, in the judgment of the Board, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee, or other assistance may be with or without interest and may be unsecured or secured in such manner as the Board approves, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws is deemed to deny, limit, or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

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MYSTREME, INC.

CERTIFICATE OF SECRETARY

I hereby certify that:

I am the duly elected and acting Secretary of MyStreme, Inc., a Delaware corporation (the "**Corporation**"); and

The copy of the Bylaws to which this certificate of secretary is attached is a complete and accurate copy of the Bylaws of the Corporation as duly adopted by the Board of Directors of the Corporation by written consent dated as of July 12, 2022, and said Bylaws are presently in effect.

This certificate of secretary may be executed via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, or other applicable law), or other transmission method and will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

DocuSigned by:

By: Thomas Elisher

263D33CB35D24B6...

July 12, 2022

Date

Name: Thomas Elisher

Title: Secretary